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15046464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED FEB 27 2015 Wash., DC 404

SEC FILE NUMBER
8- 03018

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HAPOALIM SECURITIES USA, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE BATTERY PARK PLAZA
(No. and Street)

NEW YORK (City) NEW YORK (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANA M. DIAZ (212) 898-6428
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

100 PARK AVENUE (Address) NEW YORK (City) NEW YORK (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DENNIS E. LOUDON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAPOALIM SECURITIES USA, INC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER
Title

RITA ZIMERMAN
Notary Public, State of New York
Registration #01ZI6315842
Qualified In New York County
Commission Expires December 1, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hapoalim Securities USA, Inc.

Statement of Financial Condition
with Report of Independent
Registered Public Accounting Firm

December 31, 2014

Hapoalim Securities USA, Inc.

Contents

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
Hapoalim Securities USA, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Hapoalim Securities USA, Inc. as of December 31, 2014. This financial statement is the responsibility of Hapoalim Securities, USA, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Hapoalim Securities USA, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Hapoalim Securities USA, Inc.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Hapoalim Securities USA, Inc. at December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

New York, New York

February 26, 2015

Hapoalim Securities USA, Inc.

Statement of Financial Condition
December 31, 2014

ASSETS	
Cash and cash equivalents	$ 1,507,108
Receivables from brokers and dealers	14,202,501
Due from Bank Hapoalim	291,040
Securities owned, at fair value	149,613,800
Fixed assets, at cost, less accumulated depreciation and amortization of $2,752,011	519,227
Deferred tax assets	4,168,000
Other assets	1,319,478
TOTAL ASSETS	**$171,621,154**
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Securities sold not yet purchased, at fair value	$ 100,771,964
Loan payable to Bank Hapoalim	20,100,000
Payable to Affiliates	1,296,645
Accrued expenses and other liabilities	4,303,893
	126,472,502
Subordinated borrowings from Parent	10,000,000
TOTAL LIABILITIES	136,472,502
Stockholder's Equity	
Common stock - $0.01 par value: 100 shares authorized, 10 shares issued and outstanding	-
Additional paid-in capital	65,611,134
Accumulated deficit	(30,462,482)
TOTAL STOCKHOLDER'S EQUITY	35,148,652
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 171,621,154**

The accompanying notes are an integral part of this financial statement.

1. Description of Business

Hapoalim Securities USA, Inc. (the "Company") is a wholly-owned subsidiary of PCM-HSU Holdings, Inc. ("PCM-HSU Holdings" or "Parent") which is a subsidiary of Bank Hapoalim B.M. ("Hapoalim"), an Israeli publicly owned financial and banking group. Hapoalim is dually listed on the Tel Aviv and London Stock Exchanges.

The Company is a registered broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. and the Financial Industry Regulatory Authority (FINRA). Its business includes fixed income, equity and options trading and brokerage activities as well as underwriting of fixed income securities.

2. Significant Accounting Policies

The following is a summary of significant accounting policies applied by the Company in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

To prepare financial statements in conformity with GAAP, management must make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Items requiring significant management estimate and assumptions are fair value estimates of assets and liabilities, and valuation allowance for deferred tax assets.

Securities Owned and Securities Sold not yet Purchased

Securities owned and securities sold not yet purchased are for trading purposes and reported in the statement of financial condition at fair value. Fair value is market value when there are quoted market prices. Fair value is determined based on other relevant factors, including dealer price quotations for similar securities when there are no active markets. Transactions are recorded on the trade date, as are profit and loss arising from all securities transactions.

Foreign Denominated Assets and Liabilities

Assets and liabilities denominated in foreign currency are converted to U.S. dollars based on exchange rates at the statement of financial condition date.

Depreciation and amortization

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, which range from 3 to 10 years. Leasehold improvements are amortized over the lesser of the economic life of the improvement or the term of the lease.

Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Condition ("ASC") 740, "Accounting for Income Taxes", which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized. The Company files a consolidated federal tax return together with its Parent. Federal income tax is allocated to the Company as if it were filing separately.

Cash and cash equivalents

The Company considers certain highly liquid investments with initial maturities of three months or less that are not held for sale in the ordinary course of business to be cash equivalents. The Company holds bank balances of $1,247,115 in excess of FDIC limits.

Fair Value Measurement
The carrying amounts of the Company's cash and cash equivalents, accrued expenses and other liabilities, and receivables from and payables to brokers and dealers approximate their fair values due to their short-term nature.

3. Receivables from Brokers and Dealers

Receivables from brokers and dealers represent amounts due primarily as a result of the Company's trading, commission and brokerage activities. The balance includes approximately $152,000 on deposit as margin requirement for $5.5 million notional of U.S. Treasury futures.

The Company has agreed to indemnify its clearing broker for certain losses that the clearing broker may sustain from the transactions introduced by the Company.

See also Note 13, Commitments and Contingencies.

4. Securities Owned and Securities Sold Not Yet Purchased

At December 31, 2014, securities owned and securities sold, not yet purchased, consist of the following:

	Securities Owned	Securities Sold, not yet Purchased
U.S. Treasuries & Govt. Agencies	$45,747,030	$ 18,182,298
Foreign Bonds	78,156,956	76,714,756
U.S. Corporate Bonds	5,713,633	5,787,102
Municipal Bonds	15,364,501	45,348
Certificates of Deposit	4,631,680	42,460
	$149,613,800	$ 100,771,964

5. Fair value Disclosures

FASB ASC 820, "Fair Value Measurements", defines fair value as the price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its financial instruments based on the fair value hierarchy established in ASC 820 which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.

Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain U.S. Treasury securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2

Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. This category generally includes U.S. Government and agency mortgage-backed debt securities, corporate debt securities, equity securities with sale restrictions, derivative contracts and residential mortgage loans held-for-sale.

Level 3

Unobservable inputs for the asset or liability rely on management's own assumptions about assumptions that market participants would use in pricing the asset or liability and that are consequently not based on market activity but upon particular valuation techniques. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. Additionally, the Company did not have any level 3 assets or liabilities that were measured at fair value at December 31, 2014.

During 2014 there were no transfers of financial instruments within the fair value hierarchy.

Assets and liabilities measured at fair value at December 31, 2014 on a recurring basis are summarized below:

	Level 1	Level 2	Level 3	Total
Assets				
Government Agency	$ -	$45,747,030	$ -	$47,747,030
Foreign Bonds	-	78,156,956	-	78,156,956
U.S. Corporate Bonds	-	5,713,633	-	5,713,633
Municipal Bonds	-	15,364,501	-	15,364,501
Certificates of Deposit	-	4,631,680	-	4,631,680
Total Assets	$ -	$ 149,613,800	$ -	$149,613,800
Liabilities				
U.S. Government	$18,182,298	$ -	$ -	$ 18,182,298
Foreign Bonds	-	76,714,756	-	76,714,756
U.S. Corporate Bonds	-	5,787,102	-	5,787,102
Municipal Bonds	-	45,348	-	45,348
Certificates of Deposit	-	42,460	-	42,460
Total Liabilities	$18,182,298	$ 82,589,666	$ -	$100,771,964

6. Fixed Assets

A summary of fixed assets at December 31, 2014 is as follows:

		2014
Computer Equipment	$	1,795,626
Leasehold Improvements		651,328
Software		604,317
Furniture, fixtures and equipment		219,967
Total		3,271,238
Less: Accumulated depreciation and amortization		2,752,011
Fixed assets, net	$	519,227

During the year, the Company disposed of $462,809 of assets that were fully depreciated.

7. Other Assets

A summary of other assets at December 31, 2014 is as follows:

		2014
Prepaid expenses	$	599,325
Accounts receivable		253,660
Employee loans and advances		372,913
Other		93,580
Total	$	1,319,478

8. Loans and Lines of Credit

The Company has a Subordinated Loan agreement with Hapoalim totaling $10 million which bears interest based on London Interbank Offered Rate ("LIBOR") plus 3% (3.26% at December 31, 2014) paid quarterly with provision for automatic annual renewals. The most recent renewal has a maturity date of September 30, 2015.

This loan is subordinated to the claims of general creditors of the Company and has been approved as regulatory capital, and accordingly, is included as regulatory capital in computing the Company's net capital under the SEC's uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The Company has an overdraft facility agreement with Bank Hapoalim totaling $75 million. Borrowings bear interest based on LIBOR plus 0.95% (1.04% at December 31, 2014) paid monthly, and have a maturity of December 31, 2015. As of December 31, 2014, there was $20.1 million outstanding on the line of credit.

9. Employee Benefit Plans

The Company has a qualified defined contribution profit sharing plan (401(k)) covering substantially all of its employees. The Company's matching contributions to the plan, which are at the discretion of management, are determined annually but do not exceed the amount permitted under the Internal Revenue Code for this type of plan. The employees contribute to their 401K accounts in amounts that do not exceed the maximum permitted by the Internal Revenue Code.

10. Income Taxes

As of December 31, 2014, the gross deferred tax asset amounted to approximately $8.1 million. A valuation allowance of approximately $3.9 million is recorded on the net deferred tax asset as it has been determined that currently it is more likely than not that the Company will be unable to fully utilize this asset. During 2014, gross deferred tax assets decreased by $422,000 and the valuation allowance decreased by $163,000. The temporary differences that give rise to the gross deferred tax asset at December 31, 2014, are as follows:

Deferred Assets:	
Tax credits	$ 459,000
Accrued liabilities	728,000
Fixed assets	159,000
Net Operating Losses (NOL)	6,744,000
Total Deferred Tax Assets before valuation allowance	8,090,000
Less: Valuation allowance	(3,922,000)
Total Deferred Tax Assets after valuation allowance	$ 4,168,000

The Company has a pre-tax effected federal net operating loss carry forward of approximately $15 million as of December 31, 2014. The NOLs expire between December 31, 2022, and December 31, 2034. Due to limitations in the usage of NOLs subsequent to the change in ownership when the Hapoalim Group originally acquired the Company, the amount of federal carryover loss that can be used in any one year is approximately $1.3 million, excluding any NOLs arising after the acquisition.

The Company files consolidated federal income tax returns with the Parent.

The Company is no longer subject to U.S. Federal, state and local tax examinations by tax authorities for years before 2011.

11. Related Parties

During the year ended December 31, 2014, the Company incurred service fees and other expenses and earned commissions and other revenues from Hapoalim and affiliates. As of December 31, 2014, $291,040 and $1,296,645 remain outstanding, reflected under the captions Due from Bank Hapoalim and Payable to Affiliates, respectively, on the Statement of Financial Condition. See also Notes 8 and 10.

12. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

The Company's securities activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations.

The Company has sold securities that it does not own and will therefore be obligated to repay the amount or purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2014, at fair values of the related securities and could incur a loss if the fair value of the securities increases subsequent to December 31, 2014.

13. Commitments and Contingencies

The Company applies the provisions of FASB ASC 460, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* which provides accounting and disclosure requirements for certain guarantees. The Company introduces its customer transactions to a clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a fully disclosed clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. The Company mitigates this risk with its ongoing credit review procedures on all relevant customers. The Company's contract with the clearing broker also required the placement of a $250,000 deposit with its clearing broker. This deposit is included in the balance sheet in Receivables from Brokers and Dealers.

The Company leases its New York City office space under a non-cancelable operating lease expiring in July 2022. In addition, the Company also leases its Los Angeles and Miami office space under non-cancelable operating leases expiring in December 2015 and June 2017, respectively.

Future minimum lease payments under the office lease and equipment operating leases are as follows:

Years Ending December 31,	
2015	$ 703,056
2016	702,657
2017	647,576
2018	644,640
2019	644,640
Thereafter	1,665,320
Total	$ 5,007,889

14. Regulatory Requirements

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 which specifies uniform minimum net capital requirements for its registrants.

The Company has elected to compute net capital under the basic method, which states that the broker-dealer must maintain net capital, as defined, equal to the greater of 6 2/3% of aggregate indebtedness (15 to 1) or the minimum dollar requirement of $100,000. At December 31, 2014, the Company had net capital of approximately $21.6 million, which exceeded minimum capital requirements by approximately $19.9 million.

The Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission based on Section (k)(2)(ii) of the Rule. The firm does not handle any customer cash or securities.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

15. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statement through February 26, 2015 the date the Company's financial statement was issued. Management has determined that there are no material events that would require adjustment to or disclosures in the Company's financial statement.